Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(Amounts in thousands of dollars, except ratios)

	Nine Months Ended	Years Ended December 31,
	September 30, 2009	2008		2007		2006		2005		2004
Earnings Available for Fixed Charges:
(Loss) income before income taxes (a)	$(567,467)	$41,809		$91,956		$101,361		$97,013		$72,107
Add:
Interest Expense (a)	$13,960	$19,832		$16,587		$6,291		$4,110		$1,113
Amortization of debt-related expenses	1,757	1,932		1,723		559		920		487
Appropriate portion of rents (b)	5,588	7,306		5,400		4,280		3,640		2,920
	21,305	29,070		23,710		11,130		8,670		4,520
Earnings available for fixed charges	$(546,162)	$70,879		$115,666		$112,491		$105,683		$76,627
Fixed Charges:
Interest Expense (a)	$13,960	$19,832		$16,587		$6,291		$4,110		$1,113
Amortization of debt-related expenses	1,757	1,932		1,723		559		920		487
Appropriate portion of rents (b)	5,588	7,306		5,400		4,280		3,640		2,920
Total Fixed Charges	$21,305	$29,070		$23,710		$11,130		$8,670		$4,520
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)(d)	NM	2.44	x	4.88	x	10.11	x	12.19	x	16.95	x

NM indicates amount is not meaningful
(a)
Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of September 30, 2009, the Company had accrued interest related to unrecognized tax benefits of $0.9 million.

(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)
Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.

(d)
Earnings for the nine months ended September 30, 2009 are inadequate to cover fixed charges and earnings available for fixed charges must be approximately $21.3 million in order to attain a ratio of earnings to combined fixed charges and preferred dividends of one-to-one.